Oncolytics Biotech® Names New CEO to Accelerate Momentum in Immunotherapy Programs

SAN DIEGO, CA and CALGARY, AB, June 11, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced the appointment of Jared Kelly as Chief Executive Officer and a member of its Board of Directors.

Mr. Kelly is a successful biotech executive who has proven expertise in transformative deals and corporate strategy. Most recently, he played a central role in orchestrating the sale of Ambrx Biopharma to Johnson & Johnson for $2 billion. Prior to Ambrx, he advised multiple leading-edge biotech companies on M&A and licensing transactions at highly respected law firms, including Lowenstein Sandler LLP and Kirkland & Ellis LLP. He is a JD and LLM graduate of Georgetown Law.

“Mr. Kelly’s vision and track record is an extraordinary fit with the standout clinical data pelareorep has generated to date,” said Wayne Pisano, Chair of Oncolytics’ Board of Directors and outgoing Interim CEO. “We believe Mr. Kelly’s well-documented ability to prioritize clinical program development, execute successful financings, and attract the attention of large industry peers will help maximize Oncolytics’ potential to deliver transformative outcomes for patients and exceptional value for investors.”

Mr. Kelly added, “Pelareorep’s clinical data across multiple tumors is striking and represents the potential for a true backbone immunotherapy to address many in-need indications. Importantly, the data show that pelareorep creates a robust immunologic response in difficult tumors and increases survival in a patient population where survival has historically evaded most patients. With a renewed focus and sharpened clinical development plan, we believe we will move pelareorep forward effectively and efficiently to a place where potential partners will see the value of a de-risked immunotherapy. I am excited to get to work accelerating development and unlocking significant value for stakeholders.”

Pelareorep, an intravenously-administered immunotherapeutic agent, has been granted FDA Fast Track designation by the U.S. Food and Drug Administration (FDA) in metastatic pancreatic ductal adenocarcinoma (mPDAC) and HR+/HER2- metastatic breast cancer (mBC). It has delivered compelling results in mPDAC, a high-value indication with significant unmet need. In Phase 1 and 2 trials involving more than 140 mPDAC patients, pelareorep has delivered a >60% objective response rate in tumor evaluable patients in the most recent study, which is more than double the benefit observed in historical control trials, and, separately, two-year survival rates 4-6 times those observed in control patients or against the benchmark in prior studies.

In mBC, pelareorep recorded a meaningful survival benefit in two randomized Phase 2 studies of over 100 combined mBC patients, IND-213 and BRACELET-1. Phase 2 objective response rate data in second-line or later unresectable squamous cell carcinoma of the anal canal (SCCA) patients continue to exceed historical data for treatment with a checkpoint inhibitor alone. These consistent efficacy signals, in combination with multiple chemotherapies and checkpoint inhibitors, uniquely position pelareorep as a high-potential asset for further development in-house and/or through strategic partnerships. Pelareorep also has a well-defined and favorable safety profile based on data from >1,100 patients across multiple tumor types.

As a material inducement to Mr. Kelly’s appointment as Chief Executive Officer, and in accordance with NASDAQ Listing Rule 5635(c)(4), Mr. Kelly has been awarded an initial stock option grant exercisable for 2,850,000 shares with an exercise price of CAD$0.57, vesting equally over three years. He also received a performance-based stock option grant exercisable for 1,900,000 shares with an exercise price of CAD$0.57, which will vest upon the achievement of certain financing objectives. All stock option grants have a term of 5 years from the date of grant. The Company also granted Mr. Kelly restricted stock units, which will entitle him to receive that number of Common Shares equal to 2% of the Company’s then outstanding common shares upon the Company entering into a definitive agreement for certain transactions providing for the acquisition of the Company or the exclusive license of pelareorep. Each of these awards is intended to align Mr. Kelly’s long-term incentives with the creation of shareholder value.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning “cold” tumors “hot” -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; Oncolytics’ belief that pelareorep’s consistent efficacy signals, in combination with multiple chemotherapies and checkpoint inhibitors, uniquely position pelareorep as a high-potential asset for further development in-house and/or through strategic partnerships; our belief that we will move pelareorep forward effectively and efficiently to a place where prospective partners will see potential value; our plans and strategies to advance pelareorep towards registrational studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication

jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Michael Rubenstein
LifeSci Communications
mrubenstein@lifescicomms.com